Exhibit 99.1

INK Acquisition, LLC & Affiliates
Financial Statements
As of December 31, 2014 and 2013 and For the Periods from June 9, 2014 to December 31, 2014; January 1, 2014 to June 9, 2014 and the years ended December 31, 2013 and 2012
With Reports of Independent Certified Public Accountants

Report of Independent Certified Public Accounting Firm

To the Partners of
INK Acquisition, LLC

We have audited the accompanying combined financial statements of INK Acquisition, LLC (a Delaware limited liability company) & affiliates, which comprise the combined balance sheet as of December 31, 2014 (Successor), and the related combined statements of operations, changes in owners' equity, and cash flows for the period June 9, 2014 through December 31, 2014 (Successor), and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of INK Acquisition, LLC & Affiliates as of December 31, 2014 (Successor) and the results of their operations and their cash flows for the period from June 9, 2014 through December 31, 2014 (Successor) in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania

April 2, 2015

Report of Independent Certified Public Accountants

To the Partners of
INK Acquisition, LLC & Affiliates

We have audited the accompanying combined financial statements of INK Acquisition, LLC & Affiliates, which comprise the combined balance sheet as of December 31, 2013, and the related combined statements of operations, changes in owners’ equity (deficit), and cash flows for the years ended December 31, 2013 and 2012 and for the period from January 1, 2014 to June 9, 2014.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of INK Acquisition, LLC & Affiliates at December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 and for the period from January 1, 2014 to June 9, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 31, 2015

INK Acquisition, LLC & Affiliates
Combined Balance Sheets
(In thousands)

	Successor	Predecessor
	December 31, 2014	December 31, 2013
Assets:
Investment in hotel properties, net	$929,635	$843,442
Cash and cash equivalents	9,199	22,850
Restricted cash	80,793	58,082
Hotel receivables (net of allowance for doubtful accounts of $389 and $400, respectively	5,828	3,371
Deferred costs, net	13,677	20,622
Prepaid expenses and other assets	5,389	5,145
Total assets	$1,044,521	$953,512

Liabilities and Owner's Equity:
Debt	$840,000	$950,000
Accounts payable and accrued expenses	19,540	18,863
Total liabilities	859,540	968,863

Commitments and contingencies

Owners' Equity (Deficit)
Contributions	215,282	360,000
Distributions and accumulated deficit	(30,301)	(375,351)
Total owners' equity (deficit)	184,981	(15,351)
Total liabilities and owners' equity (deficit)	$1,044,521	$953,512

The accompanying notes are an integral part of these combined financial statement.

INK Acquisition, LLC & Affiliates
Combined Statements of Operations
(In thousands)

	Successor	Predecessor
	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenue:
Room	$129,138	$112,588	$246,931	234,576
Food and beverage	7,112	4,640	11,749	11,263
Other	3,166	2,390	5,518	5,773
Total revenue	139,416	119,618	264,198	251,612
Expenses:
Hotel operating expenses:
Room	26,960	23,049	49,658	47,738
Food and beverage expense	5,315	3,881	8,794	8,486
Telephone expense	1,183	957	2,119	2,073
Other hotel operating expense	1,327	1,067	2,474	2,472
General and administrative	12,629	11,053	24,630	23,388
Franchise and marketing fees	10,385	8,614	19,021	17,925
Advertising and promotions	3,186	3,090	6,856	7,778
Utilities	6,111	5,624	11,670	11,158
Repairs and maintenance	7,087	6,740	14,444	14,135
Management fees	—	—	—	261
Management fees to related party	4,797	3,185	6,347	6,750
Insurance	1,036	855	2,082	1,361
Total hotel operating expenses	80,016	68,115	148,095	143,525
Depreciation and amortization	25,214	20,809	50,127	51,622
Property taxes and insurance	6,676	5,834	12,595	11,828
General and administrative	1,798	2,753	4,898	4,774
Hotel property acquisition costs and other charges	19,868	28	24	413
Total operating expenses	133,572	97,539	215,739	212,162
Operating income	5,844	22,079	48,459	39,450
Interest and other income	35	42	233	62
Interest expense, including amortization of deferred fees	(21,180)	(24,571)	(55,672)	(55,605)
Loss on early extinguishment of debt	—	—	(8,863)	—
Loss from continuing operations	(15,301)	(2,450)	(15,843)	(16,093)
Income (loss) from discontinued operations	—	—	(274)	(404)
Gain (loss) on sale of discontinued operations	—	—	(2,456)	2,496
Net income (loss) from discontinued operations	—	—	(2,730)	2,092
Net loss	(15,301)	(2,450)	(18,573)	(14,001)

The accompanying notes are an integral part of these combined financial statement.

INK Acquisition, LLC & Affiliates
Combined Statements of Owners' Equity (Deficit)
(In thousands)

	Contributions	Accumulated Deficit/Gain	Distributions/Other	Total Equity
Predecessor

Balance at January 1, 2012	$360,000	$(10,086)	—	$349,914
Net loss	—	(14,001)	—	(14,001)
Distributions	—	—	(206,297)	(206,297)
Balance at December 31, 2012	360,000	(24,087)	(206,297)	129,616
Net loss	—	(18,573)	—	(18,573)
Distributions	—	—	(126,394)	(126,394)
Balance at December 31, 2013	360,000	(42,660)	(332,691)	(15,351)
Net Loss	—	(2,450)	—	(2,450)
Distributions	—	—	(4,000)	(4,000)
Balance at June 9, 2014	$360,000	$(45,110)	$(336,691)	$(21,801)

Successor

Balance, beginning of period, June 9, 2014	$—	$—	$—	$—
Net loss	—	(15,301)	—	(15,301)
Contributions	215,282	—	—	215,282
Distributions	—	—	(15,000)	(15,000)
Balance at December 31, 2014	$215,282	$(15,301)	$(15,000)	$184,981

The accompanying notes are an integral part of these combined financial statement.

INK Acquisition, LLC & Affiliates
Combined Statement of Cash Flows
(In thousands)

	Successor	Predecessor
	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Cash flow from operating activities:
Net loss	$(15,301)	$(2,450)	$(18,573)	(14,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	25,072	20,659	48,869	49,068
Loss on early extinguishment of debt	—	—	4,381	—
Amortization of deferred franchise fees	142	150	1,264	2,594
Amortization of deferred financing costs included in interest expense	3,775	2,819	3,517	1,906
Impairment on hotels classified as held for sale	—	—	—	2,894
Loss (gain) on sale of hotels in discontinued operations	—	—	2,456	(2,496)
Changes in assets and liabilities:
Hotel receivables	(5,828)	(4,272)	214	3,331
Prepaid expenses and other assets	(5,389)	(1,100)	1,209	(4,299)
Deferred costs	(191)	(19)	11	1,194
Accounts payable and accrued expenses	19,540	7,753	(6,895)	5,215
Net cash provided by operating activities	21,820	23,540	36,453	45,406

Cash flows from investing activities:
Investment in hotel properties, net of cash received	(911,733)	—	—	—
Improvements and additions to hotel properties	(20,856)	(17,135)	(30,133)	(19,901)
Proceeds from sale of assets	—	—	11,300	63,113
Payments for franchise fees and intangibles	(3,954)	—	—	—
Restricted cash	(80,793)	521	(32,284)	(284)
Net cash provided by (used in) investing activities	(1,017,336)	(16,614)	(51,117)	42,928

Cash flows from financing activities:
Proceeds from the issuance of long-term debt	840,000	—	950,000	130,000
Payments of financing costs	(13,450)	—	(19,111)	(4,771)
Payments on debt	—	—	(792,239)	(12,761)
Payment of franchise obligation	—	—	(1,323)	(1,804)
Contributions from owners	193,165	—	—	—
Distributions to owners	(15,000)	(4,000)	(126,394)	(206,297)
Net cash provided by (used in) financing activities	1,004,715	(4,000)	10,933	(95,633)

Change in cash and cash equivalents for assets held for sale	—	—	27	(29)
Net change in cash and cash equivalents	9,199	2,926	(3,731)	(7,299)
Cash and cash equivalents, beginning of period	—	22,850	26,554	33,882
Cash and cash equivalents, end of period	$9,199	$25,776	$22,850	$26,554

Supplemental disclosure of cash flow information:
Cash paid for interest	$15,628	$20,076	53,139	$53,131
Supplemental disclosure of non-cash information:

Accrued improvements and additions to hotel properties	$857	$1,407	$1,594	932
Chatham's equity was rolled-over from the Predecessor company	$22,117

	Successor	Predecessor
	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Non-cash changes related to distribution of four hotels to predecessor owner and successor recapitalization:
Investment in hotel properties		$92,127
Net change in operating assets and liabilities		34,432
Debt		(110,000)

See Note 3 to the financial statements for a description of assets and liabilities acquired in connection with the acquisition of 47 hotels from Innkeepers Cerberus JV on June 9, 2014.

The accompanying notes are an integral part of these combined financial statement.

INK Acquisition, LLC & Affiliates

Notes to Financial Statements
(dollars in thousands)

1.	Organization

Predecessor

INK Acquisition, LLC and a series of affiliated partnerships (see below) were formed in 2011 to acquire the assets and associated operations of 64 hotels as a result of the bankruptcy reorganization plan of affiliates of Innkeepers USA Trust ("Innkeepers").  The affiliated partnerships, which are under common control, combined in these financial statements are as follows:
        INK Acquisition II, LLC
        INK Acquisition III, LLC
        INK Acquisition IV, LLC
        INK Acquisition V, LLC
        INK Acquisition VI, LLC
        INK Acquisition VII, LLC
INK Acquisition, LLC and the affiliated partnerships above formed a joint venture (“Old Ink JV”) and were each owned 89.7% by CRE-Ink REIT Member, LLC and its affiliates ("Cerberus") and 10.3% by Chatham Lodging, L.P. ("Chatham"). In addition, an entity owned by Jeffrey H. Fisher, the Chairman and Chief Executive Officer of Chatham Lodging Trust, the sole general partner of Chatham, owned a 0.5% non-voting interest in CRE-Ink REIT Member, LLC.  The Company had no substantive operations until October 27, 2011 when the 64 hotels were acquired. From 2011 to 2013, the Old Ink JV sold 13 of the 64 hotels.
In connection with a recapitalization transaction which closed on June 9, 2014, INK Acquisition II, LLC was dissolved and Ink Acquisition IV, V, VI and VII were contributed to INK Acquisition, LLC. The other four hotels that were part of Old Ink JV were sold to Chatham. Hereinafter referred to collectively as "Old Ink JV".
Successor
After June 9, 2014, INK Acquisition, LLC owns 47 hotel properties through various limited liability companies. The properties are leased to INK Acquisition III, LLC (hereinafter referred to as the "Affiliate Lessee"). INK Acquisition, LLC and the Affiliated Lessee are under common control. Through wholly owned subsidiaries, NorthStar Realty Finance Corp. (“NorthStar”) acquired Cerberus’ 89.7% interest in both INK Acquisition, LLC and the Affiliated Lessee, while the remaining 10.3% in these entities are owned by Chatham. The new joint venture is referred to herein collectively as "Successor".
At December 31, 2014, the Successor owns 47 hotels with an aggregate of 6,094 (unaudited) rooms located in 16 states. At December 31, 2014, the Successor hotels operate under the following brands: Residence Inn by Marriott (30 hotels), Hampton Inn by Hilton (5 hotels), Hyatt House (5 hotels), Courtyard by Marriott (3 hotels), Four Points by Sheraton (1 hotel), Sheraton (1 hotel), TownePlace Suites (1 hotel), and Westin (1 hotel). As of December 31, 2014, Island Hospitality Management Inc. ("IHM"), which is 90% owned by Jeffrey H. Fisher, manages all 47 of the Successor’s hotels.

2. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The combined financial statements include all of the accounts of INK Acquisition, LLC and its subsidiaries and all of the accounts of Affiliate Lessee. Combined financial statements of INK Acquisition, LLC and the Affiliate Lessee, which are under common control and common management, have been presented in order to provide more meaningful presentation of the operations of INK Acquisition LLC. All intercompany accounts and transactions have been eliminated. Due to the change in control on June 9, 2014 described above, the assets and liabilities have been remeasured to fair value in the financial statements of the Successor. See footnote 3 for further details.

These financial statements present information for the Old Ink JV under the header "Predecessor" and for the Successor under the header "Successor". References to "Company" hereinafter refers to the accounting policies of both Successor and Old Ink JV.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allocation of the purchase price of hotels, the allowance for doubtful accounts and the fair value of hotels that are held for sale or impaired.

Fair Value of Financial Instruments

FASB guidance on fair value measurements and disclosures defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality and nature of inputs used to measure fair value. The term “fair value” in these financial statements is defined in accordance with GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date;
Level 2 Inputs represent other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3 Inputs are those that are unobservable.
The carrying value of the Company's cash, accounts receivables, accounts payable and accrued expenses approximate fair value because of the relatively short maturities of these instruments.  The Company is not required to carry any other assets or liabilities at fair value on a recurring basis other than its interest caps.  The interest rate caps are valued using Level 3 inputs and are valued at $144 and $1,065 as of December 31, 2014 (Successor) and 2013 (Predecessor), respectively.
When the Company classifies an asset as held for sale, the Company assesses whether the asset's carrying value is greater than fair value less selling costs.  If so, the asset is written down to fair value less selling costs on a nonrecurring basis.  The fair value determinations are based on Level 3 inputs as they are generally based on broker quotes or other comparable sales information.
The Company also disclosed the fair value of its variable rate debt based on estimates of current terms the Company would expect to receive under the current market conditions, as compared to the terms and conditions of the Company's debt. The fair value determination is based on level 3 inputs as they are based on the fair value hierarchy.
Investment in Hotel Properties

The Company allocates the purchase prices of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, identifiable intangible assets and assumed liabilities. In making estimates of fair value for purposes of allocating the purchase price, the Company utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel property, including valuations performed by independent third parties and information obtained about each hotel property resulting from pre-acquisition due diligence. Hotel property acquisition costs are expensed in the period incurred.
The Company’s investment in hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15-40 years for buildings, 20 years for land improvements, 15 years for building improvements and three to ten years for furniture, fixtures and equipment. Renovations and replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company’s accounts and any resulting gain or loss is recognized in the combined statements of operations.

The Company periodically reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the net proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized. No impairment charges on hotels held for use were recorded for any of the periods presented, except for $2,894 (Predecessor) for the year ended December 31, 2012.
The Company will consider a hotel property as held for sale when either (i) the Company determines it will be actively selling the hotel or (ii) a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash, no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner and the sale is expected to occur within one year. If these criteria are met, depreciation and amortization of the hotel property ceases and the carrying value of each hotel is recorded at the lower of its carrying value or its estimated fair value less estimated costs to sell. The Company classifies together with the related operating results, as discontinued operations in the combined statements of operations and classifies the assets and related liabilities as held for sale in the combined balance sheets for all periods presented. As of December 31, 2014, the Company has no hotel properties held for sale.
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short term liquid investments with an original maturity when purchased of three months or less. Cash balances in individual banks may exceed federally insurable limits.
Restricted Cash

Restricted cash represents escrows for reserves required pursuant to the Company’s loans or hotel management agreements. Included in restricted cash on the accompanying combined balance sheet at December 31, 2014 and December 31, 2013, respectively, are renovation, property tax and insurance escrows of $80,793 (Successor), and $58,082 (Predecessor). The hotel mortgage loan agreements require the Successor to fund 4% of gross hotel revenues on a monthly basis for furnishings, fixtures and equipment and general repair maintenance reserves (“Replacement Reserve”), in addition to property tax and insurance reserves, into an escrow account held by Lender.

Hotel Receivables
Hotel receivables consist of amounts owed by guests staying at the Company’s hotels at year end and amounts due from business and group customers. An allowance for doubtful accounts is provided and maintained at a level believed to be adequate to absorb estimated losses. At December 31, 2014 and 2013, the allowance for doubtful accounts was $389 (Successor) and $400 (Predecessor), respectively.

Deferred Costs
Deferred costs consisted of the following at December 31, 2014 and December 31, 2013:

Deferred costs	Successor	Predecessor
	December 31, 2014	December 31, 2013

Loan costs	$13,450	$19,110
Franchise fees	3,954	3,801
Other	202	4,053
	17,606	26,964
Less accumulated amortization	(3,929)	(6,342)
Deferred costs, net	$13,677	$20,622

On June 9, 2014, deferred costs associated with the Old Ink JV were revalued to zero. Loan costs are recorded by the Company at cost and amortized over a straight-line basis, which approximates the effective interest rate method, over the term of the respective loan. Franchise fees are recorded by the Company at cost and amortized over a straight-line basis over the term of the respective franchise agreements. At December 31, 2014, and 2013, other deferred costs primarily relate to franchise conversion costs of $0 (Successor) and $3,494 (Predecessor), respectively. For the 2014 period related to the Successor, there is no amortization expense related to franchise conversion fees. For the 2014, 2013 and 2012 period and years related to the Predecessor, amortization expense related to franchise conversion fees and franchise fee of $0, $1,264 and $2,594, respectively, is included in depreciation and amortization in the combined statements of operations. Amortization expense related to loan costs of $3,772 for the 2014 Successor period and for the Predecessor, $2,802 for Old Ink JV in the 2014 Predecessor period, $3,470 (Predecessor) for 2013 and $1,906 (Predecessor) for 2012, respectively, is included in interest expense in the combined statement of operations.

Prepaid Expenses and Other Assets

The Company’s prepaid expenses and other assets consist of prepaid insurance, deposits, hotel supplies inventory and the fair value of the Company’s interest rate caps.

Accounting for derivative instruments

    The Company records its derivative instruments on the balance sheet at their estimate fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. The Company’s interest rate caps are not designated as a hedge but to eliminate the incremental cost to the Company if one-month LIBOR interest rate were to exceed 2.5% for the Successor period ending December 31, 2014 and 2.75% for the Predecessor year ended December 31, 2013. Accordingly, the interest rate caps are recorded on the balance sheet at estimated fair value with realized and unrealized changes in the fair value reported in the combined statements of operations.

Revenue Recognition

    Revenue from hotel operations is recognized by the Company when rooms are occupied and when services are provided. Revenue consists of amounts derived from hotel operations, including sales from room, meeting room, restaurants, gift shop, in-room movie and other ancillary amenities. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenue) in the accompanying combined statements of operations.

    Income Taxes
The Company is a limited liability company (“LLC”) and has elected to be taxed as a partnership. Therefore, the Company is solely a pass-through entity and does not have any federal or state income tax liabilities. Accordingly, the Company does not record a provision for income taxes because the members report their share of the Company’s income or loss on their income tax returns.
The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The recognition of any tax benefit is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending members’ capital. Based on its analysis, the Company has determined that it has not recognized any tax benefit nor incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

The Company files income tax returns in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is subject to income tax examinations by major taxing authorities for all previous income tax returns filed.

Recently Issued Accounting Standards
In April 2014, the FASB issued amendments to guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s operations and financial results or a business activity classified as held for sale upon acquisition should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014. Early adoption is only permitted for disposals that have not been reported in financial statements previously issued. The Predecessor adopted this accounting standard update effective January 1, 2014 and the implementation of the amended guidance did not have a material impact on the Company's combined financial position or results of operations in either the Predecessor or Successor periods. We expect these amendments to impact the Successor's determination of which future property disposals qualify as discontinued operations as well as requiring additional disclosures about discontinued operations.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on it financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entities Ability to Continue as a Going Concern, which requires management to perform interim and annual assessments of an entities ability to continue within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity's ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017 and will not have an impact on the Company's financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU 2015-02 Amendments to the Consolidation Analysis, which requires amendments to both the variable interest entity and voting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (iii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company is currently evaluating the effect the guidance will have on its combined financial statements.

3. Recapitalization
On June 9, 2014, wholly owned subsidiaries of NorthStar acquired Cerberus' 89.7% interest in INK Acquisition, LLC and the Affiliated Lessee, acquiring 47 hotels from Old Ink JV. Prior to the recapitalization, the Successor was funded with member contributions of $193,083. The Successor funded the acquisition with available cash, the issuance of debt of $840,000 and the assumption of other liabilities of $2,405. The Successor incurred acquisition costs of $19,868 during 2014 related to the acquisition of which $10,503 are based on debt breakage fees. The transaction resulted in a change in control of Old Ink JV; accordingly it has been accounted for as a business combination.

Hotel Purchase Price Allocation

    The following table presents the allocation of the purchase price of the assets acquired and the liabilities issued by the Successor, based on the fair value on the date of its acquisition was (in thousands):

Land and improvements	$167,106
Building and improvements	685,645
Acquired intangibles	3,954
Other assets acquired	181,258
Total assets acquired	1,037,963

Accounts payable and accrued expenses assumed	(2,405)
Debt issued	(840,000)
Total liabilities	(842,405)
The value of the assets acquired was primarily based on a sales comparison approach (for land) and a depreciated replacement cost approach (for building and improvements and furniture, fixtures and equipment). The sales comparison approach uses inputs of recent land sales in the respective hotel markets. The depreciated replacement cost approach uses inputs of both direct and indirect replacement costs using a nationally recognized authority on replacement cost information as well as the age, square footage and number of rooms of the respective assets.  Operating assets and liabilities are recorded at carrying value because of the liquid nature of the assets and relatively short maturities of the obligations.

4. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level believed to be adequate to absorb losses and is based on past loss experience, current economic and market conditions and other relevant factors. The allowance for doubtful accounts was $389 (Successor) and $400 (Predecessor) as of December 31, 2014 and 2013, respectively.

5. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2014 and 2013 consisted of the following:

	Successor	Predecessor
	December 31, 2014	December 31, 2013

Land and improvements	167,150	159,854
Building and improvements	688,922	705,120
Furniture, fixtures and equipment	86,983	80,168
Renovations in progress	11,635	4,992
	954,690	950,134
Less accumulated depreciation	(25,055)	(106,692)
Investment in hotel properties, net	929,635	843,442

6. Debt

Debt is comprised of the following at December 31, 2014 and 2013:

					Principal Balance		Property Carrying Value
					(In Thousands)		(In Thousands)
		Monthly Payment			Successor	Predecessor	Successor	Predecessor
	Interest Rate	(In thousands)			December 31,	December 31,	December 31,	December 31,
	2014	Amount	Beginning	Maturity Date	2014	2013	2014	2013
Variable rate debt
JPM Chase Loan-Successor(1)	3.55%	$2,485	6/9/2014	6/9/2016	$840,000	$—	$918,000	$—
JPM Chase Loan-Predecessor(2)	4.97%	$3,935	9/9/2013	9/9/2015	$—	$950,000	$—	$838,333

(1) In connection with the recapitalization, the Successor refinanced the existing debt with a new $840.0 million, non recourse loan with JP Morgan Chase Bank, National Association, collateralized by the 47 hotels (the "Loan agreement"). The new loan is a five year interest only loan comprised of a two year loan with three, one year extension options. The first extension is not contingent on any factors. Interest only payments are due monthly. The interest rate is based on one-month LIBOR plus 3.39% (3.55% at December 31, 2014). Monthly payments are based on the number of days outstanding during each period and the loan balance during the period, payments reflected above are based on average weighted rate. In connection with entering into the loan, Chatham could be required under its unconditional guaranty to repay portions of this indebtedness.

(2) During 2013, Old Ink JV refinanced its existing debt with a new $950.0 million, non recourse loan with JP Morgan Chase Bank, National Association, collateralized by the 51 hotels in the Old Ink JV portfolio. Loss on early extinguishment of debt due to refinancing was $8,863 (Predecessor). The loan is a five year interest only loan comprised of a two year loan with three, one year extension options. The first extension was not contingent on any factors. Interest only payments were due monthly. The interest rate was based on one-month LIBOR plus 4.8%. Monthly payments were based on the number of days outstanding during each period and the loan balance during the period, payments reflected above are based on average weighted rate. This loan was repaid in connection with the June 9, 2014 recapitalization transaction described in footnote 1.

The Company estimates the fair value of its variable rate debt by taking into account general market conditions and the estimated credit terms it could obtain for debt with similar maturity and is classified within level 3 of the fair value hierarchy. The Company’s only variable rate debt is under its JPM Chase Bank, National Association loans. The estimated fair value of the Successor and Old Ink JV's variable rate debt as of December 31, 2014 and 2013 was $840,102 (Successor) and $956,699 (Predecessor), respectively.
As of December 31, 2014, the Successor was in compliance with all of its financial covenants including, but not limited to, the following:
(1)     Chatham Guarantor (as defined in the Loan agreement) shall collectively maintain a Net Worth (as defined in the Loan agreement) of not less than $225,000 in the aggregate
(2)     Chatham Guarantor shall maintain Unencumbered Liquid Assets (as defined in the Loan agreement) of not less than $25,000 of which (i) not less than $10,000 of Unencumbered Liquid Cash Assets (as defined in the Loan agreement) and (ii) not less than $15,000 in Unencumbered Credit Line Capacity (as defined in the Loan agreement).

Future scheduled principal payments of Successor's debt obligations as of December 31, 2014, for each of the next five calendar years and thereafter is as follows:

Amount
2015	$—
2016	840,000
2017	—
2018	—
2019	—
Thereafter	—
$840,000
7. Owners' Equity (Deficit)

The ownership of Successor and Predecessor at December 31, 2014 and 2013 was as follows:

	Successor	Predecessor
	December 31, 2014	December 31, 2013

Owners' Name
Platform Member-T LLC	89.72%	—%
CRE - Ink REIT Member LLC	—%	89.72%
Chatham Lodging, LP	10.28%	10.28%

Total	100.00%	100.00%

Under the terms of the Company's operating agreement, available cash from operations (as defined) is to be distributed pari passu to the partners through the date of dissolution. In addition, available cash from a capital event (as defined) is to be distributed to the partners subject to specified internal rate of return tiers that could result in disproportionately greater distributions to Chatham upon meeting certain established thresholds.

8. Concentration of Credit Risk

Cash is maintained with high quality financial institutions and is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per financial institution. At times, cash balances may exceed the FDIC insured limits. Due to the highly liquid nature of cash and the use of high quality financial institutions, management believes that it has limited its credit exposure.

9. Commitments and Contingencies

Litigation

The nature of the operations of the hotels exposes the hotels and the Company to the risk of claims and litigation in the normal course of their business. The Company is not presently subject to any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its properties.

An affiliate of the Company is currently a defendant, along with IHM, in a class action lawsuit filed in the San Diego County Superior Court. The lawsuit alleges various wage and hour law violations concerning fifteen hotels operated by IHM in the state of California and owned by affiliates of the Company, its Managing Member and/or certain third parties. All parties are defending the case vigorously. As of December 31, 2014, the Company has not recorded a liability as all litigation relates to wage and hour claims prior to the recapitalization event in June of 2014 and as such any ultimate liability is the responsibility of the owners of Old Ink JV, and therefore should not impact the Successor.

Hotel Ground Rent
The Courtyard by Marriott in Ft. Lauderdale, FL hotel is subject to a ground lease with an expiration date of August 1, 2034. Rent is equal to approximately $9 per month, with minimum rent subject to increase based on increases in the consumer price index.
The following is a schedule of the minimum future obligation payments required under the ground leases:

Amount
2015	$110
2016	112
2017	113
2018	115
2019	117
Thereafter	1,758
Total	$2,325

Hotel Management Agreements
As of December 31, 2014, all of the Successor hotels are managed by IHM. The management agreements with IHM have an initial term of five years and may be extended subject to approval by both IHM and the Successor.  The IHM management agreement may be terminated, for no termination fee, by giving not less than 30 days prior written notice and upon the assignment of the of lessees interests in the related hotel or upon sale or transfer of such hotel. The IHM management agreements may be terminated for cause, including the failure of the managed hotel to meet specified performance levels. The IHM management agreements provide for a base management fee of 3% of the managed hotel’s gross revenues. The Successor and Predecessor management agreements with IHM also provide for accounting fees up to one-thousand two hundred dollars per month per hotel as well a revenue management fee of seven hundred and fifty dollars per month per hotel.

Hotel Franchise Agreements

The Affiliate lessees' have entered into franchise agreements with Marriott International, Inc. (“Marriott”), relating to thirty Residence Inns, three Courtyards by Marriott and one TownePlace Suites. These franchise agreements expire between 2027 and 2034. The Marriott franchise agreements provide for franchise fees ranging from 5% to 5.5% of the hotel’s gross room sales plus marketing fees ranging from 1.5% to 2.5% of the hotel’s gross room sales. The Marriott franchise agreements are terminable by Marriott in the event that the applicable franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency, are terminable by Marriott at will. The Marriott franchise agreements provide that, in the event of a proposed transfer of the hotel, the Company’s lessee’s interest in the agreement or more than a specified amount of the Company’s lessee to a competitor of Marriott, Marriott has the right to purchase or lease the hotel under terms consistent with those contained in the respective offer and may terminate if the Company’s lessee elects to proceed with such a transfer.

The Affiliate lessees' have entered into franchise agreements with Hampton Inns Franchise LLC (“Hampton Inns”), relating to five Hampton Inns. The franchise agreements expire in 2029. The Hampton Inns franchise agreements provide for a monthly program fee equal to 4% of the hotel’s gross rooms revenue plus royalty fees equal to 6% of the hotel’s gross rooms revenue. Hampton Inns may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency.

The Affiliate lessees' have entered into franchise agreements with The Sheraton, LLC (“Sheraton”), relating to the Fort Walton Beach - Sheraton Four Points, Fort Walton Beach, Florida hotel and the Rockville Sheraton, Rockville, Maryland hotel. The franchise agreements have initial terms of 20 years and expire in 2034. Neither of the agreements has a renewal option. The Sheraton franchise agreements provide for royalty fees ranging from 5.50% to 6.0% of gross rooms sales plus royalty fees of 2% of gross food and beverage sales as to one of the Sheratons. The agreements also provide for marketing fees of 1.0% of gross rooms sales. Sheraton may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

The Affiliate lessees' have entered into a franchise agreement with Westin Hotel Management, Inc. (“Westin”) relating to the Morristown-Westin Governor Morris hotel. The franchise agreement has an initial term of 20 years and expires in 2034. It has no renewal option. The Westin franchise agreement provides for royalty fees of 7% of gross rooms sales plus 3% of gross food and beverage sales. The agreement also provides for marketing fees of 1.32% of gross rooms sales. Westin may terminate the franchise agreement in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

The Affiliate lessees' have entered into franchise agreements with Hyatt House Franchising, LLC (“Hyatt House”) relating to five Hyatt House hotels. The franchise agreements have an initial term of 20 years and expire in 2034. Each has a renewal option of 10 years. The Hyatt House franchise agreements provide for royalty fees ranging from 3% to 5% of gross rooms revenue plus marketing fees of 3.5% of gross rooms revenue. Hyatt may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.
10. Discontinued Operations

As of December 31, 2014, and 2013 the Successor and Old Ink JV had no hotel property classified as held for sale. As of December 31, 2012, Old Ink JV had four properties held for sale and all four hotels were sold during 2013. During the year ended December 31, 2013, Old Ink JV recognized a net loss on sale of the four hotels for $2,456. During the year ended December 31, 2012, Old Ink JV recognized a net gain on sale of nine hotels in the amount of $2,496.
The following table sets forth the components of discontinued operations for the Predecessor years ended December 31, 2013 and 2012:

	Predecessor
	2013	2012
Hotel operating revenue	$1,854	$17,155
Hotel operating expenses	(1,933)	(13,166)
Amortization of franchise fees	(6)	(40)
Property tax and insurance	(187)	(1,449)
General and administrative	(2)	(10)
Impairment on hotels classified as held for sale	—	(2,894)
Loss from discontinued operations	(274)	(404)
Gain (loss) on sale of assets from discontinued operations	(2,456)	2,496
Net income (loss) from discontinued operations	$(2,730)	$2,092
11. Related Party Transactions

As of December 31, 2014, all 47 hotels of Successor are managed by IHM. Management, revenue management and accounting fees paid by Old Ink JV to IHM for the Predecessor period January 1, 2014 through June 9, 2014 and for the years ended December 31, 2013 for 2012 was $4,797 and $6,347 and $6,750, respectively. Management, revenue management and accounting fees incurred by Successor for the period June 9, 2014 through December 31, 2014 was $4,797. At December 31, 2014 and 2013, amounts due to IHM were $714 (Successor) and $130 (Predecessor), respectively and are included in Accounts payable and accrued expenses on the combined balance sheets.

12. Subsequent Events

The Company has performed an evaluation of subsequent events since the balance sheet date through April 2, 2015, the date of the issuance of the financial statements.